EXHIBIT 99.3

CANAGOLD RESOURCES LTD.

(the “Company”)

CERTIFICATE

TO:	British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Ontario Securities Commission Nova Scotia Securities Commission

RE:	The abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

In connection with the abridgement of the time periods (the “Abridgement”) prescribed by NI 54-101 in subsections 2.1(b), 2.2(1) and 2.5(1) by the Company in respect of the Company’s annual and special meeting of shareholders to be held on July 19, 2022 (the “Meeting”), the undersigned, Philip Yee, Chief Financial Officer of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity as follows:

(a)	the Company has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Section 2.12 of NI 54-101;

(b)	the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgement with respect to subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101.

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DATED as of June 15, 2022

CANAGOLD RESOURCES LTD.

By:	(signed) “Philip Yee”
Name: Philip Yee
Title: Chief Financial Officer